40-33



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-02699
(Growth Series)
Branch 18

May 1, 2007

PROCESSED
MAY 30 2007
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAY 07 2007
WASH, D.C.
210
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate F
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund


07055053

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-050107SEC.doc
050107 (1) vtn

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Reply Memorandum in Support of Motion to Dismiss the Third Derivative Consolidated Amended Complaint** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Kimberly Garber, SEC – Fort Worth
Mr. Sandra Gonzalez, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM **BOYCE**, individually and on behalf of all others similarly situated, Plaintiff, vs. **A I M MANAGEMENT GROUP, INC.**, et al., Defendants.	Civil Action No. 04cv2587 (Consolidated) Judge Keith P. Ellison

REPLY MEMORANDUM IN SUPPORT OF MOTION TO DISMISS THE THIRD DERIVATIVE CONSOLIDATED AMENDED COMPLAINT

POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700

MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3400
Houston, Texas 77002
Tel. (713) 238-3000

GIBBS & BRUNS, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268

Attorneys for Defendants A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., and INVESCO Distributors, Inc.

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES

SUMMARY OF REPLY

This action is barred in its entirety by SLUSA. (*See* REPLY POINT I)

In any event, the one-year "look-back" period for § 36(b) is measured from the date of the filing of the Derivative Action on behalf of the Funds, not from the filing of the defective Class Action. This is because there is no such thing as a class action under § 36(b), and the filing of the Class Action was, therefore, a complete nullity. Since, there are no allegations in the one-year look-back period (December 7, 2006 – December 7, 2005) which, if proved, would show that the fees charged to any particular Fund were fatally disproportionate to the services rendered to that Fund, the Complaint must be dismissed. (*See* REPLY POINT II)

Finally, and additionally, even if the look-back period is measured from July 1, 2004 back to July 1, 2003 (which it should not be), the requisite facts to show excessiveness in that period are not pleaded, and the Complaint must be dismissed. (*See* REPLY POINT III)

REPLY POINT I
SLUSA bars this entire action

The thrust of plaintiffs' opposition to this point rests on *Jones* v. *Bock*, a case that did not even involve SLUSA. Plaintiffs' reliance on *Jones* v. *Bock* is misplaced, as recognized implicitly by Judge Martini in his **post**-*Jones* Opinion in *In re Franklin Mutual Funds Fee Litig.*, an identical action to the one at bar, brought by these very same plaintiffs' counsel (Messrs. Milberg Weiss). 2007 WL 765690 (D.N.J. Mar. 13, 2007). In *In re Franklin Mutual Funds Fee Litig.*, while the motion to dismiss was sub judice, plaintiffs' counsel wrote to Judge Martini, by letter dated February 8, 2007, attaching a copy of *Jones* v. *Bock*. Judge Martini, thus fully advised in the premises, held that SLUSA barred the entire action. *Id.* at * 4 ("the Court shall vacate that portion of its previous opinion granting Plaintiffs leave to replead their §§ 36(b) and

48(a) claims derivatively and, instead, dismiss this entire matter as preempted by SLUSA."). The same result should obtain here.

In *Jones* v. *Bock*, the statute involved was the Prison Litigation Reform Act, a civil statute allowing prisoners to commence litigation about prison conditions. That statute bears no relationship whatsoever to SLUSA, a statute designed to bar certain types of securities class actions. In the Prison Litigation Reform Act, Congress used "boilerplate" language ("no action shall be brought"), whereas in SLUSA, by contrast, Congress used a highly specific term, "covered class action".

As Judge Martini correctly explained in *In re Lord Abbett Mutual Funds Fee Litig.*, another case involving SLUSA:

> First, by SLUSA's own terms, the Act preempts more than just "claims," "counts," or "allegations," in a complaint. Preemption instead applies to any "covered class action." 15 U.S.C. § 78bb(f)(1). SLUSA then defines the phrase "covered class action" broadly as encompassing "any single lawsuit" or any "group of lawsuits" meeting certain class action requirements ... **That Congress chose to define a "covered class action" as "any single lawsuit" or "any group of lawsuits" supports the view that Congress intended SLUSA to regulate more than just claims, counts, or allegations in a complaint. Instead, it intended SLUSA to regulate entire lawsuits.** In addition, the commonly understood definition of the word "action," as used in the phrase "covered class action," further signals Congress's intent to broadly define SLUSA's preemptive scope. If Congress intended SLUSA to preempt only claims, counts, or allegations in a complaint, it presumably would have employed more narrower terms than "action." However, it did not. Rather, Congress chose to use the phrase "class action," indicating that it purposefully intended SLUSA to preempt more than mere claims in a complaint. (emphasis supplied)

2006 WL 3483946, at *5 (D.N.J. Dec. 4, 2006). *See also Gentry v. Flint Engineering and Const. Co., Inc.*, 76 F.3d 95, 96 (5th Cir. 1996) (definition controls).

Moreover, the use of the term "action" in the Private Securities Litigation Reform Act of 1995 ("PSLRA"), the "companion statute" to SLUSA, demonstrates that Congress viewed the term "action" differently from the term "claim". As Judge Martini further explained in *In re Lord Abbett Mutual Funds Fee Litig.*:

> Furthermore, comparing SLUSA to its companion statute, the [PSLRA] indicates that Congress's use of the word "action," rather than more narrower terms, may have been intentional. Whereas SLUSA refers *only* to "actions," ... the PSLRA makes numerous references to the term "claim" ... In fact, in a few sections of the PSLRA, Congress expressly differentiated the term "claim" from the term "action" ... This shows that Congress, in the PSLRA, apparently viewed the term "action" as encompassing a party's various "claims." Of course, the PSLRA and SLUSA are different acts. However, Congress likely knew the contents of the former when drafting the latter since Congress explicitly passed SLUSA in 1998 to correct loopholes left open by the PSLRA, which Congress passed a mere three years earlier. (emphasis in original) (*id.*).

Plaintiffs' reliance on the Second Circuit decision in *Dabit* -- **a decision that was vacated by the Supreme Court** -- to advocate a narrow meaning of "covered class action" is also misplaced. Plaintiffs ignore the Supreme Court's decision in *Dabit* which held that:

> A narrow reading of [SLUSA] would undercut the effectiveness of the 1995 Reform Act and thus run contrary to SLUSA's stated purpose ...

126 S.Ct. 1503, 1513 (2006). *See In re Lord Abbett Mutual Funds Fee Litig.*, at *6 ("this Court can only conclude that the Supreme Court weakened, if not undercut entirely, the Second Circuit's reasoning in *Dabit I* that SLUSA only preempts claims and not entire actions.")

Plaintiffs also ignore the case law in the Southern District of Texas that "SLUSA applies to actions rather than individual claims." *See* Judge Gray Miller's decision in *Superior Partners*

v. *Chang*, 471 F.Supp.2d 750, 757-59 (S.D.Tex. 2007). Plaintiffs seek, but fail, to distinguish *Superior* from this case and from *In re Franklin Mutual Funds Fee Litig.*[1]

In sum, SLUSA (15 U.S.C. §§ 78bb(f)(1) and 77p(b)) bars the entire action, not just the state law claims.

If the Court agrees with Reply Point I, it need not consider Reply Points II and III.

REPLY POINT II

(a) The one-year "look back" period for § 36(b) is measured back from December 7, 2006, the date of the filing of the Derivative Action on behalf of the Funds, and (b) there are no relevant facts pleaded in the one-year "look back" period

Even if SLUSA does not bar this action in its entirety, the one-year "look back" period for a § 36(b) claim runs back from December 7, 2006, the date of the filing of the derivative action on behalf of the Funds. Since there are no allegations of facts in the "look back" period which, if proved, would show disproportionality between the fees charged to a Fund and the services rendered to the Fund, the Third Derivative Consolidated Amended Complaint must be dismissed.

In *In re Franklin Mutual Funds Fee Litig.*, Judge Martini expressly rejected plaintiffs' argument that the one-year "look back" period for § 36(b) is measured from the filing date of a class action. Judge Martini held that the one-year "look back" period under § 36(b) can only be

[1] Plaintiffs argue that "in *Superior Partners,* the court applied SLUSA's so-called 'Delaware carve-out' exception which requires certain qualifying state actions to be remanded in their entirety." (Opposition, p.25, n.25) Plaintiffs' argument actually supports defendants' position. The "carve-out" exception to SLUSA preemption, 15 U.S.C. § 78bb(f)(3)(A)(ii), also uses the term "covered class action". The Court in *Superior Partners* found that since certain, though not all, claims therein had to be remanded, pursuant to this "carve-out" exception, "the entire ["covered class"] action must be remanded to the state court". 471 F.Supp.2d 759. Judge Miller relied on Judge Martini's Opinion in *Lord Abbett* and Judge Pisano's Opinion in *LaSala* v. *Bordier*, 452 F.Supp.2d 575 (D.N.J. 2006), as support for his remanding "the entire action", the very same opinions on which defendants rely at bar. *Id. In re Am. Mutual Funds Fee Litig.*, 2007 U.S. Dist. 8276, at *17 (C.D.Cal. Jan. 17, 2007), the sole decision contrary to defendants' position, overlooks SLUSA's preemption of litigation on the level of a "lawsuit" or even "group of lawsuits", not claims. The other decisions cited by plaintiffs (particularly at p.23, n. 24) are inapposite because none of them addressed the SLUSA issue now before this Court.

measured from the filing date of the derivative action on behalf of a Fund. 2007 U.S. Dist. LEXIS 17353 at *6. This is, of course, because there is no such thing as a class action under § 36(b) – such a filing is, legally, a complete nullity. *See* this Court's earlier Opinion in this case dated September 29, 2006 ("claim under § 36(b) is a derivative claim and must be pled as such.").

Judge Martini, in *In re Franklin Mutual Funds Fee Litig.*, had dismissed the original class action complaint which alleged "brokerage kick-backs", but had granted plaintiffs leave to attempt to replead one claim, the § 36(b) claim, as a derivative claim. The plaintiffs in *In re Franklin Mutual Funds Fee Litig.* (like the plaintiffs here), in the "guise of an amendment", then changed the entire thrust of the case converting it from a "shelf-space" brokerage case into an advisory fee case. Judge Martini held that the one-year "look back" period was to be computed from the filing of the Derivative Complaint on behalf of the Fund, <u>not</u> from the filing of the original Class Action Complaint:

> Because the Court finds that the one-year period began upon the filing of the Derivative Complaint, and Plaintiffs' Derivative Complaint does not relate back to the Class Action Complaint, Plaintiffs instituted this action on March 10, 2006.
>
> First, the statutory text of the ICA supports Defendants' position that Plaintiffs instituted this action upon filing the Derivative Complaint. Specifically, § 36(b) provides that "[a]n action may be brought ... by a security holder of such registered investment company on *behalf* of such company ... for breach of fiduciary duty...." 15 U.S.C. § 80a-35(b) (emphasis added). Section 36(b)(3) then limits the recovery of damages under this section, stating that "[n]o award of damages shall be recoverable for any period prior to one year before *the action* was instituted." 15 U.S.C. § 80a-35(b)(3) (emphasis added). Reading these two provisions together[2], **it is apparent that the one-year period for recovering**

[2] Plaintiffs' reliance on *In re Am. Mut. Funds Fees Litig.*, 2007 U.S. Dist. LEXIS 8276, at *17, is misplaced. That Court did not address the argument that the phrase "the action" in § 36(b)(3) takes its meaning from the phrase "an action ... *on behalf of* such registered investment company" earlier in § 36(b). Indeed, that Opinion dealt with pleading requirements and other issues — not the interpretation of the language of § 36(b). Judge Martini's

> **damages under § 36(b) begins when a plaintiff institutes a derivative action under that section**. The term "action," as used in § 36(b), clearly refers to an action brought by a security holder in a particular fund *on behalf of* that fund — i.e., a derivative action. It does not refer to a "class action" brought on behalf of all the shareholders in the fund complex. *See, e.g., In re Franklin Mut. Funds*, 388 F.Supp.2d at 468 ("'[A] § 36(b) action is undeniably 'derivative' in the broadest sense of the word'" (quoting *Fox*, 464 U.S. at 535 n.11)). Since this is the case, it necessarily follows that, under § 36(b)(3), the period for recovery in a suit brought *on behalf of* a fund extends one year back from the filing of the suit *on behalf of* that fund. In the instant matter, Plaintiffs did not institute a § 36(b) action *on behalf of* any Fund until they filed their Derivative Complaint on March 10, 2006. Until that date, Plaintiffs only filed a class action. (emphasis supplied)

The same result should obtain here. The one-year "look back" period commences December 7, 2006, the date on which plaintiffs first brought their claims on behalf of the Funds, and extends back one year to December 7, 2005.

Nor does the "relation back" doctrine of Rule 15(c) apply to plaintiffs' derivative claims. In *In re Franklin Mutual Funds Fee Litig.*, Judge Martini rejected the applicability of the "relation back" doctrine, explaining (at *7):

> Plaintiffs' second argument, that their Derivative Complaint "relates back" to the filing of their Class Action Complaint for purposes of determining the one-year period under § 36(b)(3), is also incorrect. The relation back principle is found in Federal Rule of Civil Procedure 15(c). Essentially, it allows an amended pleading to relate back, for purposes of the statute of limitations, to the time when the original complaint was filed. Fed. R. Civ. P. 15(c). Notably, relation back is a rule of procedure. *Schach v. Ford Motor Co.*, 210 F.R.D. 522, 526 (M.D. Pa. 2002) (noting that "the Third Circuit has made clear that the question of relation back is procedural...." (citing *Nelson v. County of Allegheny*, 60 F.3d 1010, 1014 (3d Cir. 1995)); *Estate of Fortunato by Fortunato v. Handler*, 968 F. Supp. 963, 967 (W.D. Pa. 1996). The one-year period under

construction of § 36(b) is consistent with the law of this Circuit as well as with the relevant case law in the Supreme Court. *See Davis v. Fechtel*, 150 F.3d 486, 488 (5th Cir. 1998) ("Specific words within a statute, however, may not be read in isolation of the remainder of that section or the entire statutory scheme"); *Sutton v. United States*, 819 F.2d 1289, 1293 (5th Cir. 1987); *U.S. Nat. Bank of Ore. v. Ins. Agents*, 508 U.S. 439, 455 (1993); *Blome v. Aerospatiale Helicopter Corp.*, 924 F.Supp. 805, 812 (S.D.Tex. 1996).

> § 36(b)(3), however, is not a statute of limitations. It is a substantive limitation on the damages a plaintiff may recover under the ICA. *Krinsk v. Fund Asset Mgmt.*, No. 85-8428, 1986 U.S. Dist. LEXIS 25691, at *11-13 (S.D.N.Y. May 9. 1986) (noting that § 36(b)(3) "places a substantive limit on damages rather than a procedural limitation on the time within which an action may be brought."). Therefore, **the relation back principle cannot work to extend the time limit for recovery of damages under § 36(b)(3).** *See, e.g., Resolution Trust Corp. v. Olson*, 768 F.Supp. 283, 285 (D.Ariz. 1991) ("Relation back under Rule 15 does not apply when the statute at issue defines substantive rights rather than merely limiting procedural remedies." (citation omitted)). In fact, applying Rule 15(c) here would be inconsistent with the Rules Enabling Act, 28 U.S.C. § 2072, which mandates that the Federal Rules of Civil Procedure "shall not abridge, enlarge, or modify any *substantive* right" (bold emphasis added).

Indeed, the "relation back" doctrine could not apply to the situation at bar because the new claim does not arise from the same core operative facts as the original claim. The new claim is an excessive advisory (and other) fees claim; the original claim was a misuse of portfolio brokerage claim. As the Supreme Court recently held in *Mayle v. Felix*, 545 U.S. 644, 657-59 (2005), the "relation-back" doctrine applies only if the amended claim arises from the same core operative facts underlying the original claim. Since that is not the case at bar, there can be no "relation-back" to the filing of the initial class action complaint. *See, e.g. In Matter of Coastal Plains, Inc.*, 179 F.3d 197, 216 (5th Cir. 1999), *cert. den.*, 528 U.S. 1117 (2000) (no "relation back" where, as here, new claim is based on a different set of occurrences).[3]

---

[3] In *In re Franklin Mut. Fund Fee Litig.*, Judge Martini agreed with defendants that plaintiffs changed the essential core of the case (in the precise manner plaintiffs do at bar), stating (at *2):

> The Derivative Complaint differs substantially from the Class Action Complaint. As will be discussed below, Plaintiffs now attempt to assert a traditional "*Gartenberg*-style" action. The gravamen of their Derivative Complaint is that the Investment Advisor and Distributor Defendants charged the Funds excessive fees that were grossly disproportionate to the value of the services they provided, and were not within the bounds of what would have been negotiated at arm's-length. (emphasis supplied)

* * *

Accordingly, the Third Derivative Consolidated Amended Complaint should be dismissed for failure to state a legally cognizable claim under § 36(b): there simply are no allegations to support a claim of excessive fees in the **one-year "look back" period**. *In re Franklin Mut. Fund Fee Litig.* (at *8) ("[p]laintiffs must plead facts showing that those [§36(b)] violations occurred during the statutory one-year period under § 36(b)(3)). *Accord Jones* v. *Harris Assoc., L.P.*, 2007 WL 627640, at *1, n.2, 7 (N.D.Ill. February 27, 2007); *In re AllianceBernstein Mutual Funds Fee Litig.*, 2006 WL 74439, at *2 (S.D.N.Y. Jan. 11, 2006); *Green* v. *Nuveen Advisory Corp.*, 295 F.3d 738, 744 (7th Cir. 2002).

Plaintiffs assert that if the one-year "look back" period is measured from December 7, 2006, the Third Derivative Consolidated Amended Complaint contains allegations in the one-year "look back" period. (Opposition, p.19, n.21). However, even a cursory review of the eleven paragraphs which plaintiffs cite reveals that nine concern other time periods; the remaining two concern only shards of the one-year "look back" period. Most of the cited paragraphs also do not refer to fees charged or services rendered to any *particular* Fund which is an absolute requirement within the language of § 36(b).

If the Court agrees with Reply Point II, it need not consider Reply Point III.

Here too the core operative facts in the present Third Derivative Consolidated Amended Complaint (*i.e.* the alleged disproportionality between fees charged and services rendered) are substantially different from those in the original class action complaint (*i.e.* alleged "kickbacks" to brokers to sell shares). The Complaints also cover different periods of time (*See* opening Memorandum in Support, pp.4-6). Plaintiffs ignore these differences, and refer to allegations which they argue existed in both complaints (*e.g.* "using fund assets to finance their revenue sharing obligations"). (Opposition, p.18). However, an amended complaint which merely contains allegations about general topics in a prior complaint, does not "relate back" to the prior complaint where the core operative facts are not the same. *See Admiralty Fund* v. *Hugh Johnson & Co., Inc.*, 677 F.2d 1301, 1304-05, 1314 (9th Cir. 1982); *Artman* v. *Int'l Harvester Co.*, 355 F.Supp. 476, 480 (W.D.Pa. 1972). Nonetheless, courts have uniformly rejected § 36(b) claims based on allegations that certain defendants participated in so-called "revenue sharing" arrangements – most recently the Second Circuit in *Bellikoff* v. *Eaton Vance Corp.*, 2007 WL 766209, at **4-5 (March 15, 2007)("[i]n order to state a claim under § 36(b), one must allege excessive fees, rather than fees that might simply be described as 'improper.'"). *See also* opening Memorandum in Support, pp. 18-19.

REPLY POINT III
Even if the one-year "look back" period is measured from July 1, 2004 (which it should not be), the requisite facts supporting the "*Gartenberg* factors" are not pleaded

Even if the Court were to hold that the one-year "look back" period commences July 1, 2004 and looks back to July 1, 2003, there is a total absence of facts pleaded which, if proved, would show disproportionality between the fees charged and services rendered to any of the seven Funds during that period. As to this point, we rest on our opening Memorandum in Support with the following additional observations:

Plaintiffs' reliance on *Hunt* v. *INVESCO Funds Group, Inc.* is misplaced. 2006 U.S. Dist. LEXIS 40944 (S.D.Tex. June 5, 2006). In *Hunt*, this Court found that the plaintiffs in *Hunt* had made sufficient "fund-specific" allegations. For example, the Court stated:

> Plaintiffs identify the advisory fees charged for each fund, including the annual fee rate based on average daily net assets, and the total dollar amounts charged for each fund for the fiscal years 2003 and 2004 ... Plaintiffs go on to conduct a fund-by-fund analysis, in which they link the fees charged to the services provided to each of the eight funds ... In addition to their fund-specific analyses of assets and fees, and their allegations relating to economies of scale, Plaintiffs compare the advisory fees Defendants charge for each of the eight funds at issue in this case with fees charged for equivalent services.

By contrast, in this case, there are virtually no "fund-specific" allegations in the relevant one-year "look-back" period. To the limited extent that they are to be found, they relate principally to alleged economies of scale. However, these allegations are legally insufficient because they fail to plead a necessary ingredient of economies of scale, i.e. that the costs incurred by defendants in providing services to the Funds diminished. *See Amron* v. *Morgan Stanley Inv. Advisors, Inc.*, 464 F.3d 338, 345 (2d Cir. 2006); *In re Goldman Sachs Mut. Funds Fee Litig.*, 2006 U.S.Dist. LEXIS 1542, at *34 (S.D.N.Y. Jan. 13, 2006). *See also Gartenberg* v.

Merrill Lynch Asset Management, Inc., 528 F.Supp. 1038, 1055 (S.D.N.Y. 1981) (noting that economies of scale tended to diminish "because the costs of MLAM and Merrill Lynch associated with their work" for the fund did not diminish as the assets increased beyond a certain number).[4]

CONCLUSION

The Third Derivative Consolidated Amended Complaint should be dismissed with prejudice: no fourth bite at the apple is warranted or appropriate.

Dated: April 30, 2007

Respectfully submitted,

POLLACK & KAMINSKY

by: s/ Daniel A. Pollack
Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax: (212) 575-6560

[4] The allegations about expense ratios of the Funds (¶¶ 40-49) relate to the revenue of the defendants, not to the costs incurred by them in providing services to the Funds. Similarly, the chart which plaintiffs describe as providing "specific data" on the performance of the Funds (Complaint, ¶57) fails to provide the requisite "fund-specific" facts which, if proved, would show disproportionality between fees charged and services rendered to any Fund. Without any allegation about economies of scale at the advisor, the Third Derivative Consolidated Amended Complaint is, at best, a reworked copy of the complaint which the Fourth Circuit found to be insufficient in *Migdal* v. *Rowe Price-Fleming, Int'l, Inc.*, 248 F.3d 321, 327 (2001) (allegations that the funds charged higher fees than similar funds and did not meet selected benchmark performance standards are not sufficient to plead a legally cognizable claim under § 36(b)).

MAYER, BROWN, ROWE & MAW LLP

by: s/ Charles Kelley
Charles Kelley, Esq.
700 Louisiana, Suite 3400
Houston, Texas 77002
Tel. (713) 238-3000
Fax: (713) 238-4888

GIBBS & BRUNS, LLP

by: s/ Michael K. Oldham
Michael K. Oldham, Esq.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax: (713) 750-0903

Attorneys for Defendants
A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., and INVESCO Distributors, Inc.

CERTIFICATE OF SERVICE

I hereby certify that on this 30th day of April, 2007, a copy of the foregoing was sent to counsel of record by agreement of the parties via electronic mail as follows:

Janine L. Pollack
jpollack@milbergweiss.com
Jerome M. Congress
jcongress@milbergweiss.com
MILBERG WEISS & BERSHAD LLP
One Pennsylvania Plaza
New York, NY 10119

Carolyn Paige Courville
ccourvil@susmangodfrey.com
Stephen D. Susman
ssusman@susmangodfrey.com
SUSMAN GODFREY L.L.P.
1000 Louisiana St., Suite 5100
Houston, Texas 77002

Michael K. Oldham
MOldham@Gibbs-Bruns.com
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002

Daniel A. Pollack
dapollack@pollacklawfirm.com
Martin I. Kaminsky
mikaminsky@pollacklawfirm.com
Edward T. McDermott
ETMcdermott@PollackLawFirm.com
Anthony Zaccaria
azaccaria@pollacklawfirm.com
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036

/s/
Charles S. Kelley

END